

News Release – November 29, 2006

Notification of Trade in Crew Minerals ASA

LONDON, United Kingdom: November 29, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On November 28, 2006, Hans Christian Qvist, President & CEO of Crew Minerals ASA through participation in the Private Placement bought 214.500 shares in Crew Minerals ASA at a price of NOK 12.00 per share.

Mr. Qvist's exposure after this transaction totals 1,464,500 Crew Minerals shares, including common shares, forward contracts and options.

On November 28, 2006, Jan A. Vestrum, Chairman of Crew Minerals ASA through participation in the Private Placement bought 270.833 shares in Crew Minerals ASA at a price of NOK 12.00 per share.

Mr. Vestrum's exposure after this transaction totals 970.833 Crew Minerals shares, including common shares, forward contracts and options.

Hans Christian Qvist
President & CEO
Crew Minerals ASA